UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2012

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$ (note 3)	$ (note 3)	$ (note 3)
REVENUES
Time charter revenues (note 11a)	28,356	41,898	96,025	119,503
Net pool revenues from affiliates (note 11a)	14,638	7,810	47,087	38,769
Voyage charter revenue	210	—	210	—
Interest income from investment in term loans	2,880	2,855	8,614	8,462

Total revenues	46,084	52,563	151,936	166,734

OPERATING EXPENSES
Voyage expenses (note 11a)	2,172	1,108	3,601	2,601
Vessel operating expenses (note 11a)	23,529	21,813	65,600	62,739
Time-charter hire expenses	804	1,610	3,109	1,610
Depreciation and amortization	17,896	18,801	53,934	56,327
General and administrative (note 11a)	3,327	3,524	11,139	12,901
Goodwill impairment (note 9)	—	19,294	—	19,294
Asset impairments (note 10)	—	58,034	—	58,034

Total operating expenses	47,728	124,184	137,383	213,506

(Loss) income from operations	(1,644)	(71,621)	14,553	(46,772)

OTHER ITEMS
Interest expense (note 11a)	(2,954)	(8,330)	(17,169)	(33,122)
Interest income	15	17	36	62
Realized and unrealized loss on derivative instruments (note 6)	(4,252)	(14,675)	(9,226)	(25,950)
Other expenses	(826)	15	(1,806)	(357)

Total other items	(8,017)	(22,973)	(28,165)	(59,367)

Net loss	(9,661)	(94,594)	(13,612)	(106,139)
Add: Net loss attributable to the Dropdown Predecessor(note 3)	—	77,461	9,163	97,539

Net loss attributable to common stockholders	(9,661)	(17,133)	(4,449)	(8,600)

Per common share amounts:
Basic and diluted loss per share (note 12)	(0.12)	(0.28)	(0.06)	(0.14)
Cash dividends declared	0.02	0.21	0.29	0.68
Weighted-average number of
Class A and Class B common shares outstanding
Basic and diluted (note 12)	83,591,030	61,876,744	78,159,449	60,397,333

Related party transactions (note 11)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	September 30, 2012	December 31, 2011
	$	$ (note 3)
ASSETS
Current
Cash and cash equivalents	26,298	18,566
Pool receivables from affiliates, net (note 11c)	8,611	4,360
Accounts receivable	2,546	2,185
Interest receivable on investment in term loans	1,754	1,754
Due from affiliates (note 11c)	22,619	166,346
Prepaid expenses	6,932	6,259
Investment in term loans	117,581	—
Other current assets	—	308

Total current assets	186,341	199,778

Vessels and equipment
At cost, less accumulated depreciation of $445.2 million (2011 - $391.6 million)	1,266,594	1,310,496
Investment in term loans	—	116,844
Loan to joint venture (note 4)	9,830	9,830
Other non-current assets	6,881	4,521

Total assets	1,469,646	1,641,469

LIABILITIES AND EQUITY
Current
Accounts payable	2,413	4,364
Accrued liabilities	14,489	14,527
Current portion of long-term debt (note 5)	25,246	26,268
Current portion of derivative instruments (note 6)	6,228	6,652
Deferred revenue	2,121	3,709
Due to affiliates (note 11c)	16,154	91,200
Other current liabilities	—	115

Total current liabilities	66,651	146,835

Long-term debt (note 5)	706,896	882,462
Derivative instruments (note 6)	31,137	28,559
Other long-term liabilities	4,578	5,449

Total liabilities	809,262	1,063,305

Commitments and contingencies (note 4 and 6)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.1 million
Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2012, and 39.5 million Class A and 12.5 million Class B issued and outstanding as of December 31, 2011) (note 8)	672,560	588,441
Dropdown predecessor equity (note 3)		88,793
Accumulated deficit	(12,176)	(99,070)

Total equity	660,384	578,164

Total liabilities and equity	1,469,646	1,641,469

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2011
	$	$
	(note 3)	(note 3)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(13,612)	(106,139)
Non-cash items:
Depreciation and amortization	53,934	56,327
Unrealized loss (gain) on derivative instruments	2,154	(10,566)
Goodwill impairment (note 9)	—	19,294
Asset impairments (note 10)	—	58,034
Other	895	271
Change in non-cash working capital items related to operating activities	(13,868)	(4,346)
Expenditures for drydocking	(7,933)	(1,585)

Net operating cash flow	21,570	11,290

FINANCING ACTIVITIES
Proceeds from long-term debt	15,000	15,000
Repayments of long-term debt	(4,855)	(1,350)
Prepayment of long-term debt	(55,000)	(118,328)
Proceeds from long-term debt of Dropdown Predecessor	2,312	268,696
Repayment of long-term debt of Dropdown Predecessor	(10,372)	(13,925)
Prepayment of long-term debt of Dropdown Predecessor	(15,000)	—
Acquisition of 13 vessels from Teekay Corporation (note 3)	(2,306)	—
Due to / from affiliates	16,913	(284,081)
Equity contribution from Teekay Corporation	9,467	62,562
Proceeds from issuance of Class A common stock	69,000	112,055
Share issuance costs	(3,229)	(4,949)
Cash dividends paid	(30,559)	(42,076)

Net financing cash flow	(8,629)	(6,396)

INVESTING ACTIVITIES (note 4)
Expenditures for vessels and equipment	(2,099)	(3,147)
Investment in joint venture	(3,110)	—

Net investing cash flow	(5,209)	(3,147)

Increase in cash and cash equivalents	7,732	1,747
Cash and cash equivalents, beginning of the period	18,566	14,889

Cash and cash equivalents, end of the period	26,298	16,636

Supplemental cash flow information (note 3).

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Additional Paid-in Capital
	Owner’s Equity (Dropdown Predecessor)	Thousands of Common Shares	Class A	Class B	Retained Earnings / (Accumulated Deficit)	Total
	$ (note 3)	#	$	$	$	$
Balance as at December 31, 2011	88,793	61,877	588,316	125	(99,070)	578,164

Net loss	(9,163)				(4,449)	(13,612)
Net change in parent’s equity in Dropdown Predecessor	70,404					70,404
Proceeds from public offering of Class A
common shares, net of offering costs of $3.3 million (note 8)	—	17,250	65,771		—	65,771
Acquisition of interest in 13 vessels from Teekay Corporation	(150,034)	4,464	18,348		121,902	(9,784)
Dividends declared to Teekay Corporation					(6,657)	(6,657)
Dividends declared to other parties					(23,902)	(23,902)

Balance as at September 30, 2012	—	83,591	672,435	125	(12,176)	660,384

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly owned subsidiaries (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2011. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Adoption of New Accounting Pronouncements

In January 2012, the Financial Accounting Standards Board (or FASB) issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Acquisitions

During June 2012, the Company acquired from Teekay Corporation (or Teekay) seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on any conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the acquisition.

Immediately preceding the acquisition of the 2012 Acquired Business, the 2012 Acquired Business settled a net amount due from Teekay of $50.4 million by it declaring a dividend to Teekay. In addition, debt facilities of Teekay allocated to the 2012 Acquired Business, with an aggregate outstanding balance of $109.6 million on June 15, 2012, were retained by Teekay and have been reflected in these financial statements as a non-cash debt extinguishment through a return of capital on June 15, 2012. The excess of the acquisition purchase price over Teekay’s carrying amount of net assets acquired by the Company is accounted for as a return of capital to Teekay.

The Company has accounted for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the Company at Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods they were under common control of Teekay and had begun operations.

The Company’s consolidated financial statements include the financial position, results of operations and cash flows of the 2012 Acquired Business. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the acquired vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel expenses) were allocated based on the 2012 Acquired Business’ proportionate share of Teekay’s total ship-operating (calendar) days for the period presented during which the vessels were owned by Teekay. In addition, the 2012 Acquired Business was capitalized in part with non-interest bearing loans or equity from Teekay and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the 2012 Acquired Business from Teekay and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the 2012 Acquired Business.

The acquisition of the 2012 Acquired Business was accounted for as reorganization between entities under common control. As a result, the Company’s consolidated financial statements reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. All of these vessels began operations prior to the periods covered by these consolidated financial statements and consequently are reflected in all periods presented. The effect of adjusting the Company’s financial statements to account for the 2012 Acquired Business is reflected in the following tables:

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Teekay Tankers Ltd.

Condensed Combined Statement of Loss

	Three Months Ended
	September 30, 2011
	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$
REVENUES
Time charter revenues	22,632	19,266	41,898
Net pool revenues	4,208	3,602	7,810
Interest income from investment in term loans	2,855	—	2,855

Total revenues	29,695	22,868	52,563

OPERATING EXPENSES
Voyage expenses	729	379	1,108
Vessel operating expenses	10,908	10,905	21,813
Time-charter hire expense	1,610	—	1,610
Depreciation and amortization	10,797	8,004	18,801
General and administrative	1,927	1,597	3,524
Goodwill impairment	13,310	5,984	19,294
Asset impairments	—	58,034	58,034

Total operating expenses	39,281	84,903	124,184

Loss from operations	(9,586)	(62,035)	(71,621)

OTHER ITEMS
Interest expense	(740)	(7,590)	(8,330)
Interest income	12	5	17
Realized and unrealized loss on derivative instruments	(6,703)	(7,972)	(14,675)
Other (expense) / income	(116)	131	15

Total other items	(7,547)	(15,426)	(22,973)

Net loss	(17,133)	(77,461)	(94,594)

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Teekay Tankers Ltd.

Condensed Combined Statement of Loss

	Nine Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2011
	Historical Teekay Tankers	2012 Acquired Business	Total	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$	$	$	$
REVENUES
Time charter revenues	62,508	33,517	96,025	60,180	59,323	119,503
Net pool revenues	38,376	8,711	47,087	24,224	14,545	38,769
Voyage charter revenues	210		210	—	—	—
Interest income from investment in term loans	8,614	—	8,614	8,462	—	8,462

Total revenues	109,708	42,228	151,936	92,866	73,868	166,734

OPERATING EXPENSES
Voyage expenses	3,352	249	3,601	1,888	713	2,601
Vessel operating expenses	46,196	19,404	65,600	31,362	31,377	62,739
Time-charter hire expense	3,109	—	3,109	1,610	—	1,610
Depreciation and amortization	40,437	13,497	53,934	32,374	23,953	56,327
General and administrative	8,573	2,566	11,139	6,727	6,174	12,901
Goodwill impairment	—	—		13,310	5,984	19,294
Asset impairments	—	—	—	—	58,034	58,034

Total operating expenses	101,667	35,716	137,383	87,271	126,235	213,506

Income (loss) from operations	8,041	6,512	14,553	5,595	(52,367)	(46,772)

OTHER ITEMS
Interest expense	(5,511)	(11,658)	(17,169)	(2,956)	(30,166)	(33,122)
Interest income	34	2	36	52	10	62
Realized and unrealized loss on derivative instruments	(5,255)	(3,971)	(9,226)	(10,637)	(15,313)	(25,950)
Other (expense) / income	(1,758)	(48)	(1,806)	(654)	297	(357)

Total other items	(12,490)	(15,675)	(28,165)	(14,195)	(45,172)	(59,367)

Net loss	(4,449)	(9,163)	(13,612)	(8,600)	(97,539)	(106,139)

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Teekay Tankers Ltd.

Condensed Combined Balance Sheet

	As at December 31, 2011
	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$
ASSETS
Current
Cash and cash equivalents	15,859	2,707	18,566
Pool receivables from affiliates, net	2,664	1,696	4,360
Accounts receivable	157	2,028	2,185
Interest receivable on investment in term loans	1,754	—	1,754
Due from affiliates	12,610	153,736	166,346
Prepaid expenses	3,395	2,864	6,259
Other current assets	308	—	308

Total current assets	36,747	163,031	199,778

Vessels and equipment at cost, less accumulated depreciation	716,567	593,929	1,310,496
Investment in term loans	116,844	—	116,844
Investment in joint venture	114	—	114
Loan to joint venture	9,830	—	9,830
Other non-current assets	1,824	2,583	4,407

Total assets	881,926	759,543	1,641,469

LIABILITIES AND EQUITY
Current
Accounts payable	1,935	2,429	4,364
Accrued liabilities	7,423	7,104	14,527
Current portion of long-term debt	1,800	24,468	26,268
Current portion of derivative instruments	4,027	2,625	6,652
Deferred revenue	1,777	1,932	3,709
Due to affiliates	4,999	86,201	91,200
Other current liabilities	115	—	115

Total current liabilities	22,076	124,759	146,835

Long-term debt	347,100	535,362	882,462
Derivative instruments	20,151	8,408	28,559
Other long-term liabilities	3,228	2,221	5,449

Total liabilities	392,555	670,750	1,063,305

Commitments and contingencies (note 4 and 6)

Equity
Common stock and additional paid-in capital	588,441	—	588,441
Dropdown Predecessor equity	—	88,793	88,793
Accumulated deficit	(99,070)	—	(99,070)

Total equity	489,371	88,793	578,164

Total liabilities and equity	881,926	759,543	1,641,469

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Teekay Tankers Ltd.

Condensed Combined Statement of Cash Flows

	Nine Month Ended September 30, 2012			Nine Month Ended September 30, 2011
	Historical Teekay Tankers	2012 Acquired Business	Total	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$	$	$	$
Cash and cash equivalents provided by (used for):

OPERATING ACTIVITIES
Net loss	(4,449)	(9,163)	(13,612)	(8,600)	(97,539)	(106,139)
Non-cash items:
Depreciation and amortization	40,437	13,497	53,934	32,374	23,953	56,327
Unrealized loss gain on derivative instruments	(34)	2,188	2,154	6,027	(16,593)	(10,566)
Goodwill impairment charge	—	—	—	13,310	5,984	19,294
Asset impairments	—	—	—	—	58,034	58,034
Other	623	272	895	12	259	271
Change in non-cash working capital items related to operating activities	(4,480)	(9,388)	(13,868)	(117)	(4,229)	(4,346)
Expenditures for dry docking	(7,933)	—	(7,933)	—	(1,585)	(1,585)

Net operating cash flow	24,164	(2,594)	21,570	43,006	(31,716)	11,290

FINANCING ACTIVITIES
Proceeds from long-term debt	15,000	—	15,000	15,000	—	15,000
Repayments of long-term debt	(4,855)	—	(4,855)	(1,350)	—	(1,350)
Prepayment of long-term debt	(55,000)	—	(55,000)	(118,328)	—	(118,328)
Proceeds from long-term debt of Dropdown Predecessor		2,312	2,312	—	268,696	268,696
Repayment of long-term debt of Dropdown Predecessor		(10,372)	(10,372)	—	(13,925)	(13,925)
Prepayment of long-term debt of Dropdown Predecessor	—	(15,000)	(15,000)	—	—	—
Acquisition of 13 vessels from Teekay Corporation	(2,306)	—	(2,306)	—	—	—
Due to / from affiliates	—	16,913	16,913	—	(284,081)	(284,081)
Equity contribution from Teekay Corporation	(261)	9,728	9,467	—	62,562	62,562
Proceeds from issuance of Class A common stock	69,000	—	69,000	112,055	—	112,055
Share issuance costs	(3,229)	—	(3,229)	(4,949)	—	(4,949)
Cash dividends paid	(30,559)	—	(30,559)	(42,076)	—	(42,076)

Net financing cash flow	(12,210)	3,581	(8,629)	(39,648)	33,252	(6,396)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,770)	(329)	(2,099)	(1,703)	(1,444)	(3,147)
Investment in joint venture	(3,110)	—	(3,110)	—	—	—

Net investing cash flow	(4,880)	(329)	(5,209)	(1,703)	(1,444)	(3,147)

Increase in cash and cash equivalents	7,074	658	7,732	1,654	93	1,747
Cash and cash equivalents, beginning of the period	15,859	2,707	18,566	12,450	2,439	14,889

Cash and cash equivalents, end of the period	22,933	3,365	26,298	14,104	2,532	16,636

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.	Joint Venture

In September 2010, the Company entered into a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. An unrelated party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold.

As at September 30, 2012, the remaining payments required to be made under the VLCC newbuilding contract, including Wah Kwong’s 50% share, were $19.6 million in 2012 and $53.9 million in 2013. As of September 30, 2012, the joint venture had signed an agreement with a financial institution for a loan of $68.6 million. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both the Company and Wah Kwong. As a result, the Company’s exposure to this loan is limited to its 50% guarantee of the loan which is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity. The loan had yet to be drawn as at September 30, 2012. In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at September 30, 2012, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.0 million to the joint venture which represents the Company’s 50% portion of the payments required to the shipyard during the construction stage.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Long-Term Debt

	September 30, 2012 $	December 31, 2011 $
Revolving Credit Facilities due through 2018	547,911	339,000
Term Loans due through 2021	184,231	9,900
Long-term debt of Dropdown Predecessor (note 3)	—	559,830

	732,142	908,730
Less current portion	(25,246)	(26,268)

Total	706,896	882,462

As at September 30, 2012, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $904.5 million, of which $356.6 million was undrawn. Interest payments are based on LIBOR plus margins, which at September 30, 2012, ranged between 0.45% and 0.60% (December 31, 2011: 0.50% and 0.60%). The total amount available under the Revolvers reduces by $48.0 million (remainder of 2012), $97.9 million (2013), $97.9 million (2014), $124.8 million (2015), $93.1 million (2016) and $442.8 million thereafter. The Revolvers are collateralized by 22 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at September 30, 2012, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at September 30, 2012, the Company had three term loans outstanding, which totaled $184.2 million (December 31, 2011—$9.9 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At September 30, 2012, the margins ranged from 0.30% to 1.0%. The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at September 30, 2012, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

As at December 31, 2011, the Dropdown Predecessor had $559.8 million of long-term debt. Revolving credit facilities and term loans, with an aggregate outstanding balance of $451.2 million on December 31, 2011, were assumed by the Company on the dates of the respective dropdowns of the 13 vessels as part of the 2012 Acquired Business. These assumed credit facilities and loan are included, to the extent then outstanding, in the information above as of September 30, 2012. The remaining facilities of the Dropdown Predecessor, with an aggregate outstanding balance of $108.7 million on December 31, 2011, were retained by Teekay and have been reflected in these financial statements as a debt extinguishment through a return of capital.

The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2012, was 1.36% (December 31, 2011 – 1.30%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 6).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to September 30, 2012 are $7.5 million (remaining 2012), $25.2 million (2013), $25.2 million (2014), $52.1 million (2015), $81.6 million (2016) and $540.4 million (thereafter).

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on non-designated derivative instruments in the consolidated statements of loss. During the three and nine months ended September 30, 2012, the Company recognized realized losses of $2.4 million and $7.1 million, respectively, and unrealized losses of $1.9 million and $2.1 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2011, the Company recognized realized losses of $2.6 million and $36.5 million, respectively, and an unrealized loss of $12.1 million and an unrealized gain of $10.6 million, respectively, relating to its interest rate swaps. A substantial majority of the realized loss and unrealized gain during the nine months ended September 30, 2011 was due to amendments to the fixed interest rate of an interest rate swap that was acquired as part of the 2012 Acquired Business (see Note 3).

The following summarizes the Company’s derivative positions as at September 30, 2012:

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	200,000	(14,632)	4.0	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(22,439)	5.0	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	45,000	(294)	0.8	1.19

(1) Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2012 ranged from 0.3% to 1.0%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		September 30, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents	Level 1	26,298	26,298	18,566	18,566
Derivative instruments
Interest rate swap agreements	Level 2	(37,365)	(37,365)	(35,211)	(35,211)

Other:
Investment in term loans and interest receivable	Level 3	119,335	117,697	118,598	120,222
Loan to joint venture	Note (1)	9,830	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2	(732,142)	(642,015)	(908,730)	(811,619)

(1)	The fair value of the Company’s loan to joint venture as at September 30, 2012 and December 31, 2011 was not determinable given the amounts are non-current with no fixed repayment terms (see Note 4).
b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2012 $	December 31, 2011 $
Investment in term loans and interest receivable	Collateral	Performing	119,335	118,598
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			129,165	128,428

8.	Capital Stock

In February 2012, the Company completed a public offering of 17.3 million shares of its Class A common stock (including 2.3 million common shares issued upon the full exercise of the underwriter’s over-allotment option) at a price of $4.00 per share, for gross proceeds of $69.0 million. The Company used a portion of the net offering proceeds of $65.8 million to repay $55.0 million of its outstanding debt under one of its revolving credit facilities and the balance for general corporate purposes (see Note 5).

In May 2012, 82,573 Class A common shares totaling $0.4 million were granted to non-management directors as part such directors’ annual compensation for 2012.

On June 15, 2012, the Company issued 4.5 million shares of its Class A common stock to Teekay as partial consideration for the 2012 Acquired Business (see Note 3).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Goodwill Impairment

During the three months ended September 30, 2011, the Company concluded that indicators of impairment were present for the conventional tanker fleet and consequently, the Company performed an interim vessel and goodwill impairment analysis as at September 30, 2011 on the conventional tanker fleet. Based on the results of this analysis, the Company concluded that there was no impairment to the vessel values, excluding the asset values of the vessels acquired as a result of the 2012 Acquired Business (see note 3 and 10). However, the Company concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $19.3 million was recognized in the Company’s consolidated statements of (loss) income for the three and nine months ended September 30, 2011. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which continues to experience an oversupply of vessels relative to tanker demand.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Asset Impairments

During the three and nine months September 30, 2011 , the 2012 Acquired Business incurred write-downs on certain of its conventional tankers in the amount of $58.0 million to reflect the estimated fair value of the respective vessels as at September 30, 2011. The recognition of these write-downs was driven by the continuing weak tanker market, which has largely been caused by oversupply of vessels relative to demand.

11.	Related Party Transactions

a.	Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Arrangements” in our Annual Report on From 20-F for the year ended December 31, 2011. Amounts paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$	$	$
Time charter revenues (i)	3,597	—	10,939	—
Pool management fees and commissions (ii)	962	650	2,609	1,930
Commercial management fees (iii)	347	279	768	745
Vessel operating expenses - crew training	719	636	1,821	1,605
Vessel operating expenses - crewing and manning (iv)	12,928	12,843	37,261	37,394
General and administrative (v)	2,884	1,716	6,467	5,357
General and administrative - Dropdown Predecessor (note 3)	—	1,592	2,567	6,174
Interest expense - Dropdown Predecessor (note 3)	—	7,590	11,660	30,166

(i)	The Company chartered-out the Pinnacle Spirit and Summit Spirt to Teekay under fixed-rate time-charter contracts, which expire in 2014.
(ii)	The Company’s share of the Pool Manager’s fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of loss.
(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses on the Company’s consolidated statements of loss.
(iv)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.
(v)	The Manager’s technical, strategic and administrative service fees.

b.	During June 2012, the Company acquired from Teekay the 2012 Acquired Business. See Note 3.

c.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $3.6 million and $4.5 million was payable to the Manager as at each of September 30, 2012 and December 31, 2011, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, and are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $17.3 million and $5.4 million as at September 30, 2012 and December 31, 2011, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when vessels leave the pools.

12.	Earnings Per Share

The net income available for common stockholders and earnings per common share are presented in the table below.

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	$	$	$	$
Net loss	(9,661)	(94,594)	(13,612)	(106,139)
Add: Net loss attributable to the Dropdown Predecessor	—	77,461	9,163	97,539

Net loss attributable to common stockholders	(9,661)	(17,133)	(4,449)	(8,600)

Weighted-average number of common shares	83,591,030	61,876,744	78,159,449	60,397,733

Common shares and common share equivalents outstanding at the end of period	83,591,030	61,876,744	83,591,030	61,876,744

Loss per common share:
- Basic and diluted	$(0.12)	$(0.28)	$(0.06)	$(0.14)

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011.

General

Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of November 1, 2012, 15 of our vessels operated under fixed-rate time-charter contracts and 13 of our vessels operate in the spot market in pooling arrangements, which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay).

As at November 1, 2012, our fleet was comprised of the following vessels:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	4	—	—	4
Aframax Tankers	8	—	—	8
MR Product Tankers(1)	3	—	—	3
VLCC Tankers(2)	—	—	1	1

Total Fixed-Rate Fleet(3) (4)	15	—	1	16

Spot-rate:
Suezmax Tankers	6	—	—	6
Aframax Tankers(5)	4	1	—	5
LR2 Product Tankers(6)	3	—	—	3

Total Spot Fleet(7)	13	1	—	14

Total Teekay Tankers Fleet	28	1	1	30

1.	Medium Range (MR) product tankers.
2.	The fleet list above includes a very large crude carrier (VLCC) newbuilding that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited. The newbuilding is scheduled to deliver in April 2013, at which time it will be time-chartered out to a major Chinese shipping company for five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter exceeds a certain threshold.
3.	Two time-charter out contracts are scheduled to expire in the fourth quarter of 2012, five in 2013, four in 2014, two in 2015, and two in 2016.
4.	Two of our time-charter out contracts for Suezmax tankers include a component providing us with additional revenues beyond its fixed hire rate when spot market rates exceed a certain threshold amount.
5.	The time-charter in contract expires in January 2013; however, we have the option to extend the time-charter for additional periods of six and 12 months, respectively, at escalating rates.
6.	Long Range (LR) product tankers.
7.	As at November 1, 2012, the three vessel class pooling arrangements in which we participate including vessels owned by other pool members were comprised of a total of 21 Suezmax tankers; 27 Aframax tankers; and 19 LR2 vessels, respectively.

Significant Developments in 2012

Public Offering

In February 2012, we completed a public offering of 17.3 million shares of our Class A common stock at a price of $4.00 per share, for gross proceeds of $69.0 million. We used the net offering proceeds of $65.8 million to prepay $55.0 million of our outstanding debt under one of our revolving credit facilities and the balance for general corporate purposes.

Vessel Acquisition

During June 2012, we acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, we issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted us a right of first refusal on any conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the acquisition.

The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, our consolidated financial statements reflect the 2012 Acquired Business as if we had acquired the 2012 Acquired Business when the 13 vessels began respective operations under the ownership of Teekay. All of these vessels began operations prior to the periods covered by these consolidated financial statements and consequently all information contained herein that relates to periods prior to the acquisition of the 2012 Acquired Business have been retroactively adjusted to include the impact of the 2012 Acquired Business. The effect of adjusting such information to account for the 2012 Acquired Business in periods prior to our acquisition is referred to herein as the Dropdown Predecessor. Please read Note 3 – “Acquisitions” to our consolidated financial statements.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011.

In accordance with GAAP, we report gross revenues in our consolidated (loss) income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Nine Months Ended September 30, 2012 versus Three and Nine Months Ended September 30, 2011

The following table presents our operating results for the three and nine months ended September 30, 2012 and 2011, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars, except percentages)	September 30, 2012	September 30, 2011	% Change	September 30, 2012	September 30, 2011	% Change
Revenues	43,204	49,708	-13%	143,322	158,272	-9%
Interest income from investment in term loans	2,880	2,855	1%	8,614	8,462	2%
Less: Voyage expenses	(2,172)	(1,108)	96%	(3,601)	(2,601)	38%

Net revenues	43,912	51,455	-15%	148,335	164,133	-10%

Vessel operating expenses	23,529	21,813	8%	65,600	62,739	5%
Time-charter hire expenses	804	1,610	100%	3,109	1,610	93%
Depreciation and amortization	17,896	18,801	-5%	53,934	56,327	-4%
General and administrative	3,327	3,524	-6%	11,139	12,901	-14%
Goodwill impairment charge	—	19,294	-100%	—	19,294	-100%
Asset impairment	—	58,034	-100%	—	58,034	-100%

(Loss)/Income from operations	(1,644)	(71,621)	-98%	14,553	(46,772)	-131%

Interest expense	(2,954)	(8,330)	-65%	(17,169)	(33,122)	-48%
Interest income	15	17	-12%	36	62	-42%
Realized and unrealized loss on derivative instruments	(4,252)	(14,675)	-71%	(9,226)	(25,950)	-64%
Other expenses	(826)	15	n/a	(1,806)	(357)	406%

Net loss	(9,661)	(94,594)	-90%	(13,612)	(106,139)	-87%

Tanker Market

Suezmax tanker spot rates weakened considerably during the third quarter of 2012, dragged lower by an extremely weak VLCC market, reduced demand for West African imports into the U.S., and an ample supply of available vessels. Aframax spot rates remained relatively steady during the quarter, although rates in the Atlantic were reduced somewhat by seasonal North Sea oil field maintenance. Rates have remained relatively weak during the start of the fourth quarter of 2012, although the recent end of the refinery maintenance season and the onset of winter weather conditions in the Northern Hemisphere could provide some support to crude tanker demand in the coming months.

Long Range 2 (LR2) product tanker rates improved during the third quarter of 2012 to the highest level experienced in two years. An increase in long-haul naphtha movements into Asia due to improved demand and refinery outages in Asia was the main catalyst for rate increases compared to previous quarters. Reduced competition for westbound gasoil cargoes from newbuilding crude tankers delivering in Asia also provided support to rates on those trades.

The global tanker fleet grew by a net amount of 14.6 million deadweight tonnes (mdwt), or 3.1%, through the first nine months of 2012 compared to growth of 22.0 mdwt, or 4.9%, for the same period of 2011. A total of 25.5 mdwt of tankers have delivered into the fleet during the first nine months of 2012 while 10.9 mdwt have been removed for scrapping or conversion. The level of new tanker ordering remains extremely low with just 8.1 mdwt of new tankers ordered in 2012 to-date. As a result, the tanker orderbook has reduced to just 62 mdwt, or 13% of the existing fleet, the lowest level since the first quarter of 2003 on an absolute basis and the lowest level since the second quarter of 2000 on an orderbook-to-fleet ratio basis.

As a result of continued headwinds in the global economy, the International Monetary Fund (IMF) recently downgraded its outlook for global GDP growth in 2012 and 2013 to 3.3% and 3.6%, respectively, from 3.5% and 3.9% in its July 2012 report. This has translated into lower 2013 oil demand growth estimates from the major forecasting agencies with an average estimated growth rate of 0.8 million barrels per day (mb/d) for 2013 from the International Energy Agency (IEA), Energy Information Administration (EIA) and Organization of Petroleum Exporting Countries (OPEC).

Fleet and TCE Rates

As at September 30, 2012, we owned 28 double-hulled conventional oil tankers, time-chartered in one Aframax vessel from a third party and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. The financial results of the Dropdown Predecessor have been included, for accounting purposes, in all periods presented.

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$6,854	487	$14,081	$3,159	368	$8,584
Voyage-charter contracts - Aframax	$4,840	414	$11,688	$2,186	204	$10,703
Voyage-charter contracts - LR2	$3,478	276	$12,601	$3,089	255	$12,111
Time-charter contracts - Suezmax	$7,671	366	$20,954	$13,291	549	$24,195
Time-charter contracts - Aframax	$13,089	717	$18,255	$21,269	971	$21,903
Time-charter contracts – MR	$6,996	270	$25,960	$6,958	271	$25,712

Total	$42,928	2,530	$16,968	$49,952	2,618	$19,078

(1)	Excludes a total of $1.2 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.7 million in off-hire bunker and other revenues.
(2)	Excludes interest income from investment in term loans of $2.9 million for each of the three-month periods September 30, 2012 and 2011, respectively.
(3)	Excludes a total of $1.0 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.4 million in off-hire bunker and other revenues.

	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2011
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$26,791	1,327	$20,189	$16,317	1,091	$14,956
Voyage-charter contracts - Aframax	$13,597	1,159	$11,732	$13,288	866	$15,344
Voyage-charter contracts - LR2	$9,183	822	$11,171	$11,146	798	$13,967
Time-charter contracts - Suezmax	$29,914	1,320	$22,661	$40,393	1,634	$24,720
Time-charter contracts - Aframax	$43,358	2,329	$18,617	$57,016	2,471	$23,074
Time-charter contracts - MR	$21,084	816	$25,854	$20,744	814	$25,484

Total	$143,927	7,773	$18,517	$158,904	7,674	$20,707

(1)	Excludes a total of $3.4 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.8 million in off-hire bunker and other revenues.
(2)	Excludes interest income from investment in term loans of $8.6 million and $8.5 million for the nine months ended September 30, 2012 and 2011, respectively.
(3)	Excludes a total of $2.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.6 million in off-hire bunker and other revenues.

Net Revenues. Net revenues decreased to $43.9 million and $148.3 million for the three and nine months ended September 30, 2012, respectively, compared to $51.5 million and $164.1 million for the same periods 2011, primarily due to net decreases of $13.5 million and $23.0 million in overall fixed-rate time charter revenues, partially offset by net increases of $6.0 million and $7.5 million in overall voyage charter revenues for the three and nine months ended September 30, 2012, respectively, over the same periods in 2011.

The net decreases of $14.3 million and $23.8 million in overall fixed-rate time charter revenues for the three and nine months ended September 30, 2012 compared with the same periods in 2011, were due to:

•	net decreases of $11.6 million and $15.5 million from various vessels changing employment from fixed-rate charters to voyage charter employments trading in respective pooling arrangements; and

•	net decreases of $2.7 million and $8.3 million relating to our fixed-rate tankers which had existing time-charter agreements expire during the year and were renegotiated at lower average fixed-rates;

The net increases of $6.4 million and $8.2 million in overall voyage charter revenues for the three and nine months ended September 30, 2012, respectively, over the same periods in 2011 were due to:

•

net increases of $3.7 million and $9.8 million as a result of having, on average, more Suezmax tankers trading in pooling arrangements in 2012 compared to 2011 despite having three spot-traded Suezmax tankers complete their scheduled drydockings in the third quarter of 2012; in addition, Suezmax spot rates realized in the three and nine months ended September 30, 2012 were higher than in the same periods in 2011;

•

net increases of $2.6 million and $0.2 million resulting from having, on average, more Aframax tankers trade in revenue-sharing arrangements for both the three and nine months September 30, 2012; these Aframax tankers earned higher average realized rates for the three months ended September 30, 2012 compared to the same period in 2011 whereas the averaged realized rates earned for the nine months ended September 30, 2012 were lower than the same period in 2011; and

•	a net increase of $0.4 million for the three months ended September 30, 2012 compared to the same period in 2011, resulting from higher average realized rates earned by our LR2 product tankers;

partially offset by

•	a net decrease of $1.5 million for the nine months ended September 30, 2012 resulting from lower average realized rates earned by our LR2 product tankers; and

•

net decreases of $0.3 million for both the three months and nine months ended September 30, 2012 as a result of off-hire bunker costs incurred, primarily by our vessels which were drydocked during the third quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses increased to $23.5 million and $65.6 million for the three and nine months ended September 30, 2012, respectively, from $21.8 million and $62.7 million for the same periods last year, primarily due to increases of $1.4 million and $2.9 million, respectively, relating to higher repairs and maintenance expenses.

Time-charter Hire Expenses. Time-charter hire expenses were $0.8 million and $3.1 million for the three and nine months ended September 30, 2012, respectively, compared to $1.6 million and $1.6 million for the same periods last year. We entered into agreements to time-charter in two Aframax tankers from third parties during the third quarter of 2011, which were redelivered to their owners in the first half of 2012, and entered into one new agreement to time-charter in another Aframax tanker during the third quarter of 2012.

Depreciation and Amortization. Depreciation and amortization was $17.9 million and $53.9 million for the three and nine months ended September 30, 2012, respectively, compared to $18.8 million and $56.3 million from the same periods last year. The decreases in 2012 relate primarily to the impact from the asset impairment charge in the third quarter of 2011 related to three medium range product tankers owned by the Dropdown Predecessor.

General and Administrative Expenses. General and administrative expenses were $3.3 million and $11.1 million for the three and nine months ended September 30, 2012, respectively, compared to $3.5 million and $12.9 million in the same periods last year, primarily due to:

•	decreases of $1.6 million and $3.6 million attributable to the Dropdown Predecessor;

•	a decrease of $0.5 million for the nine months ended September 30, 2011 relating to a one-time pension expense in 2011 associated with the retirement of the Company’s former President and CEO;

partially offset by

•

an increase of $1.1 million for both the three and nine months ended September 30, 2012 for management fees resulting from having a 28-vessel fleet compared to a 15-vessel fleet in the same periods in the prior year; and

•

increases of $0.3 million and $0.8 million in corporate expenses and one-time acquisition costs associated with the purchase of the 2012 Acquired Business in June 2012, during the three months and nine months ended September 30, 2012, respectively, compared to the same period in 2011.

Goodwill Impairment. The goodwill impairment charge was $19.3 million for the three and nine months ended September 30, 2011. During the three months ended September 30, 2011, we concluded that indicators of impairment were present for the conventional tanker fleet and consequently, we performed an interim vessel and goodwill impairment analysis as at September 30, 2011 on the conventional tanker fleet. We concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment of $19.3 million was recognized in our consolidated statements of loss, of which $6.0 million related to the Dropdown Predecessor.

Asset Impairments. The asset impairment charge was $58.0 million for the three and nine months ended September 30, 2011. The charge related to a write-down of three medium range product tankers owned by the Dropdown Predecessor to their estimated fair values. The recognition of these write-downs was driven by the continuing weak tanker market, which has largely been caused by oversupply of vessels relative to demand.

Interest Expense. Interest expense was $3.0 million and $17.2 million for the three and nine months ended September 30, 2012, compared to $8.3 million and $33.1 million for the same periods last year, primarily due to:

•

decreases of $6.1 million and $17.8 million due to the interest expense allocation related to the Dropdown Predecessor in the three and nine months ended September 30, 2011, respectively, as the Dropdown Predecessor effectively replaced long-term debt bearing interest at 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1%, and as debt levels related to the 2012 Acquired Business were reduced since the date we acquired it.

partially offset by

•

increases of $0.7 million and $1.8 million due to higher average debt balances outstanding and higher interest rates for the three months and nine months ended September 30, 2012, compared to the same periods in the prior year;

Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps were $4.3 million and $9.2 million for the three and nine months ended September 30, 2012, compared to $14.7 million and $26.0 million for the same periods last year. As at September 30, 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of $345.0 million and with weighted average fixed rates of 2.23%.

The change in the fair value of the interest rate swaps resulted in unrealized losses of $1.9 million and $2.1 million for the three and nine months ended September 30, 2012, compared to an unrealized loss of $12.1 million and an unrealized gain of $10.6 million for the same periods last year. The decrease in unrealized loss on interest rate swaps for the three months ended September 30, 2012 compared to same period last year was primarily due to increases in the forward interest rates. The decrease from an unrealized gain to an unrealized loss over the nine months ended September 30, 2011 and 2012 is primarily attributable to the interest rate swap that was acquired as part of the Dropdown Predecessor which had its fixed interest rate amended in the first quarter of 2011 from 5.07% to 2.51%. This resulted in an unrealized gain of $16.6 million recorded in the nine months ended September 30, 2011 in the accounts of the Dropdown Predecessor.

Net Loss. As a result of the foregoing factors, we incurred net losses of $9.7 million and $13.6 million for the three and nine months ended September 30, 2012, respectively, compared to net losses of $94.6 million and $106.1 million for the same periods last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at September 30, 2012, our total cash and cash equivalents was $26.3 million. Our total liquidity, including cash and undrawn credit facilities, was $382.9 million as at September 30, 2012, compared to $293.4 million as at December 31, 2011. We believe that our working capital is sufficient for our present requirements.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. We distribute the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution less certain reserves for debt repayments and dry-docking expenditures as determined by our Board of Directors during the previous quarter, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our revolving credit facilities and term loans are described in Note 5 to our consolidated financial statements included in this report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2012, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30, 2012	September 30, 2011
	(in thousands)	(in thousands)
Net cash flow from operating activities	21,570	11,290
Net cash flow (used in) from financing activities	(8,629)	(6,396)
Net cash flow used in investing activities	(5,209)	(3,147)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities increased by $10.3 million for the nine months ended September 30, 2012 compared to the same period in 2011, primarily as a result of the following:-

•

an increase in operating cashflows of $29.4 million due to an interest rate swap settlement payment relating to the Dropdown Predecessor that occurred concurrently with a reset of the fixed interest rate on an interest rate swap from 5.07% to 2.51% during the nine months ended 2011;

•	an increase in cashflows from operations as a result of $17.8 million in lower interest expense due to allocations relating to the Dropdown Predecessor during the nine months ended 2011;

  partially offset by:

•	a net decrease in operating cashflows of $15.8 million from lower average realized TCE rates our vessels earned during the nine months ended September 30, 2012 compared to same period in 2011;

•	a net decrease in operating cashflows of $5.3 million from higher operating and other expenses incurred during the nine months ended September 30, 2012 compared to same period in 2011; and

•	net decreases in operating cashflows of $9.5 million and $6.3 million associated with non-cash working capital relating to our vessel operations and higher drydocking expenditures, respectively.

Financing Cash Flows

Net cash used in financing activities in the nine months ended September 30, 2012 increased by $2.2 million compared to the same nine-month period in 2011. The increase in net cash used in the nine months ended September 30, 2012 is primarily a result of the following:

•

a net increase of $59.8 million in cash inflows from financing as a result of not prepaying the same levels of debt in 2012 as we did in 2011 which was partially offset by a slight increase in scheduled debt repayments over the same periods as a result of the new debt acquired as part of the 2012 Acquired Business that occurred in June 2012; in the nine months ended September 2012, we prepaid $55.0 million in debt compared to $118.3 million in the same period in 2011 and had scheduled repayments of debt of $4.9 million and $1.4 million for the nine months ended September 30, 2012, respectively; and

•

a net increase of $11.5 million in cash inflows from financing as a result of paying $11.5 million in lower dividends in the nine months ended September 30, 2012 compared to the same period in the 2011;

  partially offset by:

•

a net decrease of $41.3 million in cash received from public offerings over the nine months ended September 30, 2012 compared to the same period in 2011; in February 2012, we issued 17.3 million shares at $4.00 per share and for a net proceeds of $65.8 million, compared to a February 2011 offering of 9.9 million shares at $11.33 per share and for net proceeds of $107.1 million; and

•	a net decrease of $32.2 million in cash used for financing activities resulting from the net financing activities of the Dropdown Predecessor.

Investing Cash Flows

Net cash used in investing activities in the nine months ended September 30, 2012 increased by $2.1 million compared to the same period in 2011. The increase in cash used was a result of $3.1 million equity funding we provided to our 50/50 joint venture to meet shipyard obligations required for the construction of a VLCC expected to deliver in April 2013, partially offset by a $1.0 million reduction in expenditures for vessel and equipment.

We have invested in term loans with a total principal amount outstanding of $115.0 million as of September 30, 2012. We receive quarterly interest payments on the loans and the total loans outstanding are due in July 2013. The term loans are collateralized by first priority mortgages on two 2010-built VLCC tankers, together with other related security. Interest income from the loans for the three and nine months ended September 30, 2012 was $2.9 million and $8.6 million, respectively, compared with $2.9 million and $8.5 million for the corresponding periods of 2011. We understand that the borrower on these loans is facing financial difficulties; however, the borrower has not defaulted on its payment obligations under the loans to date. If the borrower were to be unable to make the interest payments or to repay principal under the loans, our interest income would decrease, our financial position may be harmed and we may need to seek to foreclose on our security interest in the VLCC tankers. We estimate that the current value of our security interest in the two VLCC tankers exceeds all amounts we are currently owed from the borrower.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2012:

(in millions of U.S. dollars)	Total	Remainder of 2012	2013 and 2014	2015 and 2016	Beyond 2016
U.S. Dollar-Denominated Obligations
Long-term debt (1)	732.0	7.5	50.4	133.7	540.4
Chartered-in vessels (operating leases) (2)	1.4	1.1	0.3	—	—
Technical vessel management and administrative fees	118.0	2.9	23.0	23.0	69.1
Newbuilding installments (3)	36.7	9.8	26.9	—	—

Total	888.1	21.3	100.6	156.7	609.5

(1)	Excludes all expected interest payments of $2.5 million (remaining in 2012), $18.4 million (2013 and 2014), $15.5 million (2015 and 2016) and $7.4 million (beyond 2016). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at September 30, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $1.1 million (remaining in 2012) and $7.6 million (2013 and 2014).

(3)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at September 30, 2012, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $73.5 million of which our share is $36.7 million. Please read “Note 4—Joint Venture” to our consolidated financial statements.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2012.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months and nine months ended September 30, 2012 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects and opportunities, including future vessel acquisitions;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates and oil demand;

•	tanker fleet utilization;

•	our financial position and ability to acquire additional assets;

•	future issuance of our common stock;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;

•	the sufficiency of working capital for short-term liquidity requirements;

•	crewing costs for vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the ability of the borrower of the term loans secured by first-priority ship mortgages of two 2010-built VLCCs to continue to meet its payment obligations;

•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our ability to secure new fixed-rate time-charter agreements; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate fluctuations; future issuances of our common stock; conditions in the public equity markets; the ability of the borrower to make payments on certain term loans in which we have invested; the value of the VLCC tankers that we will be able to realize if we are required to foreclose on our security interest in these vessels; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at September 30, 2012, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2012, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2012	2013	2014	2015	2016	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	5.1	15.4	15.4	42.3	71.8	522.2	672.2	(582.5)	1.05%
Fixed rate	2.4	9.8	9.8	9.8	9.8	18.2	59.8	(59.5)	4.70%

	7.5	25.2	25.2	52.1	81.6	540.4	732.0	(642.0)

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	200.0	—	200.0	(14.6)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	—	100.0	100.0	(22.4)	5.55%
U.S. Dollar-denominated interest rate swap (2)	—	45.0	—	—	—	—	45.0	(0.3)	1.19%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

TEEKAY TANKERS LTD.

SEPTEMBER 30, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2011 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2012	TEEKAY TANKERS LTD. By: /s/ Vincent Lok Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)